United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Pfizer Inc.

Name of persons relying on exemption: Tara Health Foundation

Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Shareholders of Pfizer Inc.
RE:	Item No. 6 (“Congruency Report on Political, Lobbying and Electioneering Expenditures”)
DATE:	April 16, 2024
CONTACT:	Shelley Alpern, Rhia Ventures at Corporate.engagement<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Tara Health Foundation is not able to vote your proxies, nor does this communication contemplate such an event. Tara Health Foundation urges shareholders to vote for Item No. 6 following the instructions provided on management's proxy mailing.

Tara Health Foundation urges shareholders to vote YES on Item No. 6 on the 2024 proxy ballot of Pfizer Inc. (“Pfizer” or the “Company”). The Resolved clause states:

Pfizer publish an annual report, at reasonable expense, analyzing the congruency of political, lobbying, and electioneering expenditures during the preceding year against publicly stated company values and policies, including Pfizer’s stated goal to “end discrimination against women, ensure equal opportunities for leadership and access to reproductive health.” Such a report should identify and explain trends of incongruent expenditures, and state whether the identified incongruencies have or will lead to a change in future expenditures or contributions.

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The full text of the proposal is appended below.

About Tara Health Foundation

Tara Health Foundation aims to improve the health and well-being of women and girls through the creative use of philanthropic capital. Our main areas of focus are reproductive and maternal health in the United States, equitable workplaces, and gender lens impact investing.

Tara Health Foundation is a long-term shareholder in Pfizer and the proponent of this shareholder proposal. We support this proposal because it is apparent that many recipients of the Company’s political contributions are working actively to undermine access to its products, support policies that run contrary to some of Pfizer’s business interests and corporate responsibility initiatives, and in some cases, both.

Set forth below are our reasons for supporting Item No. 6.

Summary

●	Pfizer lists “Gender Equality” as a Sustainable Development Goal in its latest ESG Impact Report, stating: “We aim to end discrimination against women, ensure equal opportunities for leadership and access to reproductive health.”[1]
●	Although Pfizer produces medication abortion and contraceptive products like Sayana® Press and Depo-Provera®, the Company has seemingly supported various politicians who actively champion or endorse legislative measures aimed at curbing reproductive rights.
●	Pfizer's most recent Political Action Committee and Corporate Political Contributions Report lacks analysis regarding the rationale behind Pfizer's donations to candidates or committees and fails to address how the Company reconciled potential incongruencies with its own values, policies, business interests and stated objectives.
●	Pfizer’s Industry Associations Congruency Report does not provide sufficient analysis, particularly in assessing the incongruence of Pfizer's membership in trade associations that either directly or potentially support legislation detrimental to reproductive health and gender equality.

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1 https://cdn.pfizer.com/pfizercom/Pfizer_2023_Impact_Report.pdf

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Pfizer Political Contributions and the Incongruency Problem

The following represents a sample of incongruent spending behavior by Pfizer with respect to its stated business interests and goals:

1.	Reproductive Health

In June 2022, the Supreme Court overturned the long-standing precedent established in Roe v. Wade providing a constitutional right to abortion, which dramatically altered the legal landscape regarding abortion access in the United States. As a leading manufacturer of contraceptives, birth control products, and a drug commonly prescribed for use as an abortifacient, Pfizer has a vested interest in women’s reproductive health and rights. However, a disconcerting disparity arises when scrutinizing Pfizer's political activities in contrast to its professed commitment to gender equality and reproductive health.

In addition to Pfizer's extensive portfolio of contraceptive products, the Company has an explicit goal to "end discrimination against women, ensure equal opportunities for leadership, and access to reproductive health," as articulated in its latest Impact Report2, which tracks ESG performance.3 The Company also champions the accessibility of contraceptives like Sayana® Press, emphasizing its innovative delivery technology that enables easy access, particularly for low-income women, potentially revolutionizing contraceptive distribution.4

Yet, these laudable efforts, goals and business interests appear at odds with Pfizer's political contributions, which have supported politicians and organizations advocating for legislative measures that undermine reproductive rights. For instance, Pfizer's political action committee (“PAC”) has backed initiatives to restrict reproductive rights and access, including opposing the federal Right to Contraception Act.

This discrepancy has drawn attention from industry observers, who question Pfizer's commitment to its stated goals in light of its contradictory political stance. For example, Business Insider reported in 2022 that while “Pfizer has created products that are essential for reproductive health . . ., Pfizer is one of the most generous corporate supporters of lawmakers behind the political movement to criminalize abortion.” Business Insider found that at the time of publication, the Company “gave about $341,000 to politicians in 13 states who drafted or signed such laws.” The former chief executive officer of the American College of Obstetricians and Gynecologists, Maureen G. Phipps, told the publication, “Those of us in all corners of medicine, from healthcare professionals to institutions to industry, must understand that these restrictive laws will lead to profound and immeasurable downstream consequences across the healthcare field. . . . Now is the time to convene as one voice in opposition to any law that would strip patients of access to care."5

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2 https://bit.ly/3TQmT9S

3 https://cdn.pfizer.com/pfizercom/Pfizer_2023_Impact_Report.pdf

4 https://tinyurl.com/3c2m8uk6

5 https://tinyurl.com/28d2jaem

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Furthermore, Pfizer's alignment with trade associations opposing legislation supportive of reproductive rights adds another layer to this incongruence. For instance, Pfizer's association with the U.S. Chamber of Commerce, which opposes bipartisan legislation like the American Data Privacy and Protection Act seeking to protect personal health data,6 raises questions about Pfizer's stance on safeguarding access to reproductive health in a time where personal health data could be used to criminalize abortion-related healthcare, even if accessed in jurisdictions where it is legal.

The looming direct threat to the Company’s own contraception products is an issue which is expected to deepen in coming years and creates a compelling argument for the current proposal. Pfizer was called out on this by the medical industry news site STAT in coverage headlined: “‘A slippery slope’: Pfizer sells a contraceptive and donated to political groups that could come after the company.” The article underscored the paradoxical situation where, despite typical corporate motivations to avoid supporting politicians whose actions might adversely affect sales, Pfizer's contributions to groups involved in overturning Roe v. Wade since 2018, coupled with the potential targeting of its contraceptive products on the politically conservative agenda, raise questions about the Company's alignment with its financial interests:

Generally speaking, a company would not want to contribute to a politician whose actions could hurt its sales. But one of the biggest drugmakers may have set itself up for that kind of dichotomy. Since 2018, Pfizer contributed to three groups that, in turn, played a notable role in overturning Roe v. Wade through their support of elected officials. And a future item on the politically conservative agenda may be contraceptives sold by the company, a scenario that could suggest they acted against its own financial interest.7

Pfizer's support of anti-choice candidates in regions where abortion bans are prevalent highlights these ethical concerns. Reports from the Sustainable Investments Institute reveal Pfizer as a top contributor to politicians and attorneys general actively involved in efforts to restrict abortion access. Notably, a substantial portion of Pfizer's political donations in regions like the South (74%) and Midwest (66%) have gone to anti-choice politicians, further complicating the narrative of its commitment to reproductive rights.8 For instance, Pfizer has heavily supported Sen. Marsha Blackburn, who is a staunch abortion access opponent and has stated that a landmark Supreme Court decision that protects birth control access and use is “constitutionally unsound.”9

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6 https://tinyurl.com/46r7be6w; https://tinyurl.com/3pewtjfe

7 https://www.statnews.com/pharmalot/2022/07/01/abortion-contraception-pfizer-political-donations/

8 https://tinyurl.com/kn5ujm5j

9 https://www.newsweek.com/blackburn-says-scotus-ruling-protect-birth-control-couples-unsound-1690259

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Investors, recognizing the importance of corporate accountability and transparency, seek clarity regarding Pfizer's political contributions and rightfully question the alignment of Pfizer's political activities with its stated goals and product offerings, particularly when such actions appear to contradict its professed commitment to reproductive health and gender equality.

2.	Access to Health Care

Pfizer has provided in several public statements that “[e]xpanded access to health insurance coverage will help ensure that patients with under-diagnosed and undertreated conditions are able to address them; and that those who will benefit from Pfizer medicines are better able to have access to them.” The Company has also stated: “Pfizer believes that every American should have access to affordable, quality health care, and, by supporting reform efforts, we are committed to help ensure this outcome. By controlling costs and extending health coverage to millions of Americans, the Affordable Care Act takes important first steps toward addressing many of the problems facing the U.S. healthcare system.”10

The Affordable Care Act (“ACA”) plays a crucial role in promoting Pfizer’s stated commitment to expanding American’s health care access by, among other things, ensuring access to comprehensive healthcare services, eliminating discriminatory practices in insurance coverage, and expanding coverage to vulnerable populations. As it relates specifically to gender equality, the ACA ensures that women have access to essential reproductive health services, including contraception, maternity care, and preventive services like mammograms and cervical cancer screenings, without cost-sharing. The ACA also prohibits insurance companies from denying coverage or charging higher rates based on gender or health status, ensuring that women have access to affordable health insurance regardless of their medical history. The ACA further prohibits insurance companies from engaging in gender rating, which means charging women higher premiums than men for the same coverage. Finally, the ACA expanded Medicaid eligibility, providing coverage to millions of low-income women who were previously uninsured.

Despite its proclamations in support of expanded health care access, Pfizer has contributed to politicians who have actively worked to undermine or repeal the ACA. A review of Pfizer’s political spending for the 2024 cycle11 reveals that recipients of its contributions included at least 17 candidates and politicians who publicly expressed opposition to the ACA, including Rep. Sam Graves, who has said that “there is simply no other option than to fully repeal and replace [the ACA].”12 Pfizer also heavily supported Rep. Steve Scalise, who has been characterized as an “outspoken opponent of the ACA for years.”13

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10 https://www.pfizerplus.com/gi/health_care_reform.aspx

11 https://www.opensecrets.org/orgs/pfizer-inc/summary?all=2024&id=D000000138

12 https://graves.house.gov/media-center/e-newsletters/obamacare-broken-law-built-broken-promises

13 https://www.axios.com/pro/health-care-policy/2023/10/04/what-we-know-about-scalise-and-jordan-on-health-care

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This incongruity reflects a persistent trend in Pfizer's spending behavior. As highlighted in a 2020 report by the Center for Political Accountability, Pfizer emerged as a major contributor to the Republican Attorneys General Association (“RAGA”) in 2018.14 RAGA, a 527 organization, has been at the forefront of efforts aimed at dismantling the ACA. Recent disclosures of Pfizer's political expenditures indicate ongoing and consistent support for RAGA,15 underscoring the Company's continued alignment with efforts opposing the ACA.

3.	Anti-LGBTQ Policy

In 2019, Popular Information and Forbes wrote about Pfizer’s nearly $1 million in contributions to 52 anti-LGBTQ politicians in the preceding two years.16 Accountable for Equality Action, an organization focused on assessing “allyship based on corporate contributions,” currently negatively rates Pfizer for contributing $364,250 to “300 state legislators who were listed cosponsors of insurrectionist, anti-Choice, anti-voting rights, and anti-LGBTQ legislation” from 2016 through at least 2021.17 Pfizer has a similar record at the federal level, including making significant contributions to Sen. John Cornyn, despite his stance against federal protection for gay and interracial marriage, which were ultimately passed with bipartisan support.18 The Company has also heavily supported Florida Governor Ron DeSantis, even though he championed the contentious “Don’t Say Gay” bill and claimed that “DEI” (meaning, diversity, equity and inclusion initiatives) “represents discrimination, exclusion and indoctrination.”19 These political donations directly conflict with Pfizer’s aspirations to provide a supportive environment for its LGBTQ employees and its goal of gender equality.

4.	Election Denial

Pfizer suspended donations to the 147 members of Congress who voted against certifying the Electoral College results from the 2020 presidential election for six months. Yet, analysis by ProPublica revealed that within 70 days of that pledge, Pfizer resumed donations to members of Congress who voted against certifying the election. Using data from the Federal Elections Commission, ProPublica found that Pfizer has made $256,000 contributions to 52 objectors during the 2021-2024 cycle, comprising 16% of the Company’s total giving.20 This controversial spending behavior has garnered widespread media coverage from outlets such as The New York Times, Politico, Bloomberg, MSNBC News, and Yahoo Finance. In light of these contributions and other related corporate actions, the Company received an “F” rating by the American Democracy Scorecard (a project of Accountable US).21 Despite inquiries from STAT regarding Pfizer's funding of election conspiracy theorists, the Company failed to “directly address the concerns raised by the use of funds to support election deniers.”22

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14 https://bit.ly/3f4DPa0 (organizations incorporated under Section 527 of the IRS Code are devoted to election-related activity)

15 https://tinyurl.com/zrsjsdrk

16 https://bit.ly/3c8vfoQ; https://tinyurl.com/49tedmzp

17 https://accountableforequalityaction.org/details/?entity=PFIZER

18 https://www.texastribune.org/2022/11/29/ted-cruz-john-cornyn-same-sex-marriage-bill-senate/

19 https://tinyurl.com/2ewmud6y

20 https://tinyurl.com/3ncsajc4

21 https://www.americandemocracyscorecard.org/pfizer/

22 https://tinyurl.com/yr8hh862

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5.	Climate Change

According to its latest Impact Report, Pfizer “recognize[s] global climate change as one of the defining issues of our time requiring collective action to mitigate the risks it poses.” As such, Pfizer has committed to science-based greenhouse gas emissions reduction targets. Yet, the Company considers its membership in the U.S. Chamber of Commerce to be one of its “most significant trade association memberships,”23 even though the Chamber has consistently lobbied to roll back a range of climate policies and promote regulatory frameworks that would slow the transition towards a low greenhouse gas emissions energy mix.24 This raises questions about the extent to which Pfizer is also supporting electioneering efforts that conflict with its environmental and sustainability commitments. An analysis conducted by Bloomberg found that one-third of Pfizer’s political spending in the 2020 election cycle supported candidates characterized as “ardent obstructionist[s] of proactive climate policy.”25

Reporting on corporate political spending and values congruency is becoming a best practice across industries.

In an era where transparency and accountability are paramount in fostering trust between corporations and their stakeholders, comprehensive corporate reporting on the alignment between political activities and spending is emerging as a best practice. By gaining insights into a company's engagement in the political process, investors can make more informed decisions, assessing potential risks and opportunities with greater clarity.

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23 https://cdn.pfizer.com/pfizercom/Congruency_Report_Final_032024.pdf

24 https://bit.ly/3EbL9va

25 https://bloom.bg/3c7MwOU

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In 2023, AT&T, which ranks in the top 1% of the nation's corporate political spenders,26 published its first periodic “Political Congruency Report” in response to a shareholder resolution calling for such disclosure. The report identifies key legislation to AT&T's political and corporate sustainability priorities, spanning tax policies to issues impacting its workforce. Through aggregate metrics, the report evaluates the alignment of voting behaviors of political contribution recipients with the company's priorities, offering insights into the congruence between political contributions and corporate priorities. AT&T notes that the report “helps [it] assess the congruency of votes made by recipients of political contributions from AT&T and from AT&T’s Employee PACs with [its] Political and Corporate Sustainability Priorities.”27

The Cigna Group, which ranks in the top 1% of political contributors, similarly committed to expanding its political spending reporting to include metrics that illuminate and track congruency between its donations and the company’s stated business priorities. The new data will be reported annually, beginning in 2024.28 In its first disclosure of this nature, Cigna not only published metrics reflecting aggregated policy issue alignment for candidates and political organizations, but also provided a policy responding to persistent misalignment (which Pfizer has not articulated) with respect to political contributions: “Candidates or political organizations that received PAC or corporate contributions and are rated as misaligned for three or more business policy priorities over two or more legislative terms will be subject to additional review to determine if any action(s) should be taken, including ceasing future contribution.”29

Relatedly, several companies have released reports delving into the incongruity between their policy endeavors, operational strategies, and expenditures on lobbying and trade association affiliations. Notably, some firms committed to combating climate change have undertaken “industry association reviews,” systematically evaluating the extent to which their involvement in specific trade associations aligns with their climate objectives. These reviews not only outline the alignment status – whether fully, partially, or misaligned – but also elucidate the methodologies employed by the companies and their protocols for rectifying any misalignment. Pfizer has undertaken the preparation of a similar report, focused exclusively on trade associations,30 thereby demonstrating the Company's capacity and framework to publish similar disclosures pertaining to political contributions.

Why a YES Vote is Warranted: A Response to Pfizer’s Opposition Statement

1.	Pfizer publicly asserts that its social development goals, which include ensuring “access to reproductive health,” are essential for its long-term success.

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26 https://www.opensecrets.org/orgs/at-t-inc/summary?id=d000000076

27 https://tinyurl.com/22a254sk

28 https://tinyurl.com/4445px2h

29 https://www.thecignagroup.com/static/www-thecignagroup-com/docs/annual-political-contributions-2023.pdf

30 https://cdn.pfizer.com/pfizercom/Congruency_Report_Final_032024.pdf

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In its Opposition Statement, Pfizer argues that “adopting the request of the proposal . . . would divert the company’s public policy focus away from our core business priorities to social issues, particularly those outside our area of expertise, and not integral to accomplishing our strategic objectives.” This reads as disingenuous, particularly in light of the Company’s birth control and abortifacient products. Pfizer’s products and content related to women’s health, including reproductive health are featured on their own web page.31 Additionally, as stated in the proposal, Pfizer lists “Gender Equality” as a Sustainable Development Goal in its latest Impact Report on ESG matters,32 stating: “We aim to end discrimination against women, ensure equal opportunities for leadership and access to reproductive health.” The report acknowledges that the Company’s “Board of Directors is actively engaged in the governance and oversight of [its] ESG strategy,” including gender equality, and that “[v]alues-based decision-making promotes accountability and helps ensure that integrity, quality, safety, and ethics are integrated in all [Pfizer] do[es].” Pfizer's argument that adopting the proposal would create a diversion from business priorities is thus undermined by its own actions and commitments related to reproductive health and gender equality.

2.	Satisfying the proposal would increase transparency without compromising Pfizer’s commitment to bipartisan participation in the political process.

Pfizer also states that its “commitment to remaining bipartisan in the political process is well known, and [the Company] prioritize[s] maintaining a strong reputation in this regard.” This statement suggests that fulfilling the proposal’s request would limit the impact of the Company’s bipartisan participation in the political process. We reject this notion.

The proposal does not call for Pfizer to cease its political donations or disclose contributions that are misaligned with specific candidates. Rather, the proposed course of action seeks to promote accountability to shareholders. If Pfizer believes it has sufficient business justification to donate to politicians that actively and directly oppose policies that would advance its stated business interests and goals, it should be able to clearly explain its calculus to shareholders. On matters such as gender equality and reproductive health, where Pfizer’s contributions so deeply contradict several of its stated values, the report would provide the opportunity for the Company to share if, when and how it communicates with lawmakers about the importance of access to reproductive health care, as it would communicate with them about other matters of importance to the Company. Ultimately, fulfilling the proposal’s request would enable Pfizer to monitor the values alignment and impacts of its contributions more closely.

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31 https://www.pfizer.com/disease-and-conditions/womens-health

32 https://cdn.pfizer.com/pfizercom/Pfizer_2023_Impact_Report.pdf

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3.	Pfizer’s existing disclosures do not sufficiently address issues raised in the proposal.

Pfizer alleges that the requested report would be “unnecessary” in view of other available disclosures – specifically, its Political Action Committee and Corporate Political Contributions Report and the Industry Associations Congruency Report. However, Pfizer has not in any way completed the analysis requested in the proposal. Indeed, the Securities Exchange Commission disagreed with this argument when adjudicating the Company’s attempt to have this proposal excluded from the proxy ballot in 2022, stating, “it appears that the Company’s public disclosures do not substantially implement the Proposal.”33

The Company’s PAC and Political Contributions Report only discloses the amounts given to individual candidates and political organizations, but does not address misalignment of such donations. The report does not provide the rationale and motivation for donating to any particular candidate and instead gives a broad rationale for its support: “Pfizer PAC is committed to support candidates from both political parties who share Pfizer’s vision and values for healthcare. When choosing to make a contribution to a candidate, [Pfizer] considers candidates’ views on issues that impact Pfizer and its employees as well as the presence of Pfizer facilities or employees in the candidate’s district or state.”34 This articulation of the Company’s policy for determining political contributions falls short of a comprehensive statement elucidating inconsistencies in donations.

Pfizer’s Industry Associations Congruency Report was issued after a previous shareholder proposal gained significant support from shareholders. However, this report does not address or evaluate any areas where misalignment may be present with respect to contributions to political candidates and committees.35 In the 2022 cycle, donations to political candidates and committees exceeded those to trade associations by a ratio of nearly 7:1.36, 37 This underscores the importance of developing a congruency report specific to political contributions. Notably, that Pfizer has undertaken preparation of the Trade Associations Congruency Report, despite separately disclosing amounts given to these associations, undermines the Company’s argument against the necessity of a congruency report focused on political contributions.

The Supreme Court has interpreted the constitution as permitting political spending by corporations, but it has also emphasized the rights of investors to use shareholder democracy to ensure accountability for this spending. In our deeply divided and highly volatile political environment, shareholders must insist upon a more responsible and coherent political spending strategy. Pfizer’s reputation could be at risk, regardless of disclaimers asserting that contributions do not imply an endorsement of all of the recipients’ views.

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33 https://www.sec.gov/files/corpfin/no-action/14a-8/taradavispfizer030223-14a8.pdf

34 https://tinyurl.com/zrsjsdrk

35 https://bit.ly/42HiR7B at Page 58.

36 https://tinyurl.com/4nn7mstx

37 https://www.pfizer.com/about/programs-policies/political-partnerships

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We believe that the requested report will motivate Pfizer to monitor its political expenditures so that it does not erode shareholder value by diminishing the Company’s reputation, consumer loyalty, employee support and morale, brand, values, business interests, and corporate responsibility initiatives.

Vote “Yes” on this Item No. 6.

For questions, please contact us at Corporate.Engagement@rhiaventures.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO TARA HEALTH FOUNDATION. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

Item 6 – Publish a Congruency Report on Political, Lobbying, Electioneering Expenditures

WHEREAS: Public data collected by OpenSecrets.org show that Pfizer and its corporate PAC rank in the top 1% of political donors.1

Pfizer policy states that “political contributions are made to support the election of candidates, political parties and committees that support public policies important to the industry.”2 Pfizer notes these expenditures “are subject to robust internal procedures designed to align these efforts with [its] public policy priorities, applicable law, and patient-centric agenda.”3

However, Pfizer’s political expenditures appear to be misaligned with the company’s stated values and public policy priorities, threatening the company’s bottom line if it leads to investor action or consumers taking their business elsewhere.

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1 https://www.opensecrets.org/orgs/pfizer-inc/summary?id=D000000138

2 https://cdn.pfizer.com/pfizercom/investors/corporate/802a-Political-Contributions-JAN2018.pdf

3 https://www.pfizer.com/sites/default/files/investors/financial_reports/annual_reports/2022/files/Pfizer_ESG_Report.pdf

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Pfizer listed “Gender Equality” as a Sustainable Development Goal in its ESG report, stating: “We aim to end discrimination against women, ensure equal opportunities for leadership and access to reproductive health.” Yet in 2018, Pfizer was a top contributor to leading efforts by 527 groups seeking to strike down the Affordable Care Act – which has made prescription drugs more accessible for millions – and contributes to PhRMA, which donates to numerous organizations opposing congressional efforts to reform drug pricing. The proponents further estimate that since the beginning of the 2020 election cycle, Pfizer and its employee PACs have donated at least $5 million to politicians and political organizations working to weaken women’s access to reproductive healthcare.

This pattern spending has drawn scrutiny from STAT, Bloomberg News, Huffington Post, The Minnesota Daily, CQ ESG Briefing, Agenda (a Financial Times publication) and Forbes.

Proponents believe Pfizer should establish policies and reporting systems that minimize risk to reputation and brand by addressing possible missteps in corporate electioneering and political spending that contrast with its stated healthcare objectives.

RESOLVED: Pfizer publish an annual report, at reasonable expense, analyzing the congruency of political, lobbying, and electioneering expenditures during the preceding year against publicly stated company values and policies, including Pfizer’s stated goal to “end discrimination against women, ensure equal opportunities for leadership and access to reproductive health.” Such a report should identify and explain trends of incongruent expenditures, and state whether the identified incongruencies have or will lead to a change in future expenditures or contributions.

SUPPORTING STATEMENT

Proponents recommend, at management discretion, that Pfizer include in its analysis metrics that illuminate the degree to which political contributions align with stated values and policy priorities year over year, and present such metrics in the aggregate. Proponents further recommend that the report also contain management’s analysis of risks to our company’s brand, reputation, or shareholder value of political spending, including expenditures for electioneering communications, that conflict with publicly stated company values. “Expenditures for electioneering communications” means spending, from the corporate treasury and from the PACs, directly or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

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